Exhibit (a)(13)

CONTACTS:
         Abernathy MacGregor Frank
         Patricia Sturms/Joele Frank
         (212) 371-5999

    WHX CORPORATION ANNOUNCES EXTENSION OF TENDER OFFER FOR GLOBAL
               INDUSTRIAL TECHNOLOGIES TO APRIL 15, 1999

         New York-March 15, 1999--WHX Corporation (NYSE: WHX) announced today that its cash tender offer for any and all outstanding shares (other than the 2,173,800 shares currently owned by WHX) of Global Industrial Technologies, Inc. (NYSE: GIX ) at $10.50 per share will be extended until 5:00 p.m., New York City time, on April 15, 1999, unless again extended. The depositary for the tender offer, Harris Trust and Savings Bank, has advised WHX that 7,979,200 shares of Global had been tendered and not withdrawn as of the close of business on March 12, 1999.

         The number of shares of Global tendered and not withdrawn, in addition to the number of shares of Global currently owned by WHX, represent about 46% of the approximately 22 million shares of Global that are currently outstanding. WHX continues to believe that its offer is in the best interest of Global's stockholders, who it believes have demonstrated their support through the steadily increasing amount of shares tendered pursuant to the offer. WHX's offer represents a premium of 25% over the closing price of Global's shares on December 14, 1998, the last trading day prior to the announcement of WHX's intention to commence the offer.

         The tender offer remains subject to, among other things, the Rights Condition, the Supermajority Condition, the Business Combination Condition and the Defensive Action Condition, all as described in the Offer to Purchase previously mailed to Global stockholders.

         WHX is a holding company that has been structured to invest in and/or acquire a diverse group of businesses on a decentralized basis. WHX's primary businesses currently are Handy & Harman, a diversified manufacturing company whose strategic business segments encompass, among others, specialty wire and tubing, and precious metals plating, stamping and fabrication, and Wheeling-Pittsburgh Steel Corporation, a vertically integrated manufacturer of value-added and flat rolled steel products. WHX's other businesses include Unimast Incorporated, a leading manufacturer of steel framing and other products for commercial and residential construction and WHX Entertainment Corp., a co-owner of a racetrack and video lottery facility located in Wheeling, West Virginia.

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